



SECURITI 04004397 SSION
Washington, D.C. ~~~~

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 04155

8-49488

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2003___ AND ENDING___December 31, 2003___
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    Archer Alexander Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___9401 Indian Creek Parkway, Suite 480___
                              (No. and Street)

Overland Park   Kansas   66210
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    David W. Locy   (913) 345-0800
                                                  (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Ronald L. Minda, CPA CHARTERED
                    (Name - if individual, state last, first, middle name)

4200 Somerset Drive   Prairie Village   Kansas   66208
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __John M. Repine__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Archer Alexander Securities Corporation__ , as of __December 31__ , 20 __03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

OFFICIAL SEAL
JANET STEVENSON
NOTARY PUBLIC
STATE OF KANSAS

__John M Repine__
Signature

__CEO__
Title

Janet Stevenson
Notary Public

My appointment expires January 4, 2005

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ARCHER ALEXANDER SECURITIES CORPORATION
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2003

CONTENTS



RONALD MINDA
C.P.A. CHARTERED

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Archer Alexander Securities Corporation
Overland Park, Kansas

I have audited the accompanying balance sheet of **Archer Alexander Securities Corporation** as of December 31, 2003, and the related statements of income, shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the organization's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Archer Alexander Securities Corporation** as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

February 18, 2004

ARCHER ALEXANDER SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS:

Cash	$ 191,675	
Due from Broker	51,000	
Investments - Clearing Deposit	50,000	
Prepaid items	46,058	
Accounts Receivable – Other	660	
Total Current Assets		$ 339,393

FIXED ASSETS:

Furniture and Fixtures	31,736	
Less: Allowance for depreciation	14,638	17,098

OTHER ASSETS:

Deposits	4,332
TOTAL ASSETS	$ 360,823

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Due to Brokers	$ 85,080	
Accounts payable and Accrued Items	10,891	
Total Current Liabilities		$ 95,971

STOCKHOLDERS' EQUITY:

Capital stock issued - 10,000 shares at $1.00 par value	10,000	
Paid in capital	136,876	
Retained earnings	117,976	
Total Stockholders' Equity		264,852
TOTAL LIABILITIES AND EQUITY		$ 360,823

ARCHER ALEXANDER SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE:	
Commission income	$12,909,204
Interest income	45,611
Other income	(32,246)
TOTAL REVENUE	12,922,569
EXPENSES:	
Commission expense	11,500,319
Insurance	74,715
Rent	51,023
Telephone	15,937
Interest	1,791
Printing and office supplies	50,024
Licenses, permits and fees	51,846
Depreciation and amortization	7,466
Professional fees	7,990
Travel and entertainment	51,564
Salaries and Benefits	798,914
Data Services	21,356
TOTAL EXPENSES	12,632,945
NET INCOME	$ 289,624

ARCHER ALEXANDER SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Capital Stock	Paid In Capital	Retained Earnings (Accumulated Deficit)	Total
BALANCE – January 1, 2003	$ 10,000	$ 11,123	$ 178,352	$199,475
Add:				
Additional Paid in Capital	---	125,753	---	125,753
Net Income	---	---	289,624	289,624
	10,000	136,876	467,976	614,852
Less:				
Dividend Paid	---	---	(350,000)	(350,000)
BALANCE – December 31, 2003	$10,000	$136,876	$ 117,976	$ 264,852

ARCHER ALEXANDER SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 289,624
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Depreciation and amortization	7,466
Decrease (increase) in assets -	
(Increase) decrease in receivables	404,596
(Increase) decrease in investments	(17,007)
(Increase) decrease in prepaid items and deposits	(29,140)
(Increase) decrease in liabilities -	
Increase (decrease) in commissions and accounts payable	(411,386)
NET INCREASE/(DECREASE) IN CASH FLOWS FROM OPERATING ACTIVITIES	244,160
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of Furniture and Fixtures	(10,537)
CASH FLOWS FROM FINANCING ACTIVITIES	
Paid in capital	125,753
Dividends Paid	(350,000)
NET INCREASE/(DECREASE) FROM FINANCING ACTIVITIES	(224,247)
NET INCREASE/(DECREASE) IN CASH	9,376
CASH - January 1, 2003	182,299
CASH - December 31, 2003	$ 191,675

See Notes to Financial Statements.

5

NOTE 1:   SIGNIFICANT ACCOUNTING POLICIES

Business Activity
Archer Alexander Securities Corporation (AASC) is a registered broker-dealer having all customer transactions cleared through other broker-dealers on a fully disclosed basis. AASC is a wholly-owned subsidiary of Great Plains Capital Corporation. AASC acquired the S.E.C. license of Benefit & Investment Solutions, Inc., which ceased operations in September 1998.

Securities Transactions
Customers' securities transactions and the related commission income and expenses are recorded on a settlement date basis. Had these transactions been recorded on a trade date basis, the effect on the accompanying financial statements would not have been significant.

Registration and Regulator Fees
AASC charges the cost of registration and regulatory fees to expense in the period to which those fees apply.

Furniture and Equipment
Furniture and equipment are stated at cost, less accumulated depreciation. Provisions for depreciation included in operating expenses are computed on the straight line method over the estimated useful lives of the assets. The cost of maintenance and repairs is charged to income as incurred, whereas major repairs that extend the useful lives of the furniture and equipment are capitalized.

NOTE 2:   CASH ON DEPOSIT WITH CLEARING BROKER

Cash balances of $50,000 on deposit with clearing brokers are maintained as collateral for customers' open security transactions.

NOTE 3:   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, AASC had net capital of $135,704, which was $129,306 in excess of its required minimum dollar net capital of $6,398. The Company's net capital ratio was 1.71 to 1. The amount of aggregate indebtedness at December 31, 2003 was $95,791.

NOTE 4:   INCOME TAXES

The Company is included in the Consolidated Income Tax Return of its parent, Great Plains Capital Corporation. There was no income tax liability for the year ended December 31, 2003.

NOTE 5:   N.A.S.D. ARBITRATION HEARING

A customer of the Company has filed a complaint with the N.A.S.D. against the Company, its officers, and a representative. A hearing is scheduled on March 30, 2004.

NOTE 6:   COMMITMENTS

The Company renewed the lease for its facilities from February 1, 2003 to January 31, 2006. Minimum rental commitments are as follows:

December 31, 2004	$ 51,983
December 31, 2005	$ 51,983
December 31, 2006	$ 4,332



RONALD
MINDA
C.P.A. CHARTERED

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION REQUIRED BY
RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Archer Alexander Securities Corporation
Mission, Kansas

I have audited the accompanying financial statements of Archer Alexander Securities Corporation as of and for the year ended December 31, 2003 and have issued my report thereon dated February 18, 2004. My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Form X-17A-5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

February 18, 2004

4200 Somerset • Prairie Village, KS 66208 • (913) 649-9222 • Fax: (913) 649-4442

ARCHER ALEXANDER SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

SCHEDULE I

NET CAPITAL:
Total stockholders' equity qualified for net capital $ 264,852

Deductions and/or charges
  Non-allowable assets:
    Furniture and equipment $ 17,098
    Prepaid expenses   46,058
    Other assets   55,992   119,148

Net capital before haircuts and other deductions   145,704
Bonding deductions   (10,000)

TOTAL NET CAPITAL $ 135,704

AGGREGATE INDEBTEDNESS
  Items included in statement of financial condition:
    Commissions and accounts payable $ 95,971

  TOTAL AGGREGATE INDEBTEDNESS $ 95,971

COMPUTATION OF BASIC NET CAPITAL
REQUIREMENTS:
  Minimum net capital required $ 6,398
  Excess net capital at 1,000% $ 126,106
  Percentage of aggregate indebtedness to net capital   71%
  Minimum dollar net capital required $ 5,000
  Excess net capital $ 129,306

Reconciliation with Company's computation:
    There is no difference from the Company's computation included in Part II of Form
    X-17A-5 as of December 31, 2003.

ARCHER ALEXANDER SECURITIES CORPORATION
STATEMENT OF RECONCILIATION
ON STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2003

ASSETS

	* Originally Reported (Part II) (Unaudited)	Adjustments		Adjusted Amount (Audited)
ASSETS				
Cash	$ 191,675			$ 191,675
Clearance Account	50,000			50,000
Receivables – broker dealers	51,000			51,000
Furniture and fixtures	17,737	(A)	(639)	17,098
Other receivables	660			660
Other assets	50,390			50,390
TOTAL ASSETS	361,462		(639)	360,823
Total Assets - Allowable	241,675		---	241,675
Total Assets - Non-allowable	119,787		(639)	119,148
TOTAL ASSETS	$ 361,462	$	(639)	$ 360,823

LIABILITIES AND FUND BALANCES

LIABILITIES AND STOCKHOLDER'S EQUITY				
Payable to broker and dealers	$ 85,080			$ 85,080
Accounts payable	10,891			10,891
TOTAL LIABILITIES	$ 95,971			$ 95,971
TOTAL LIABILITIES - AI	95,971			95,971
	95,971			95,971
STOCKHOLDERS EQUITY				
Common stock	10,000			10,000
Paid-in capital	136,876			136,876
Retained earnings	118,615	(A)	(639)	117,976
TOTAL STOCKHOLDER'S EQUITY	265,491		(639)	264,852
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 361,462	$	(639)	$ 360,823

* Refers to the most recent unaudited pages 1 to 4, Part II of Form X 17A-5 filed by Archer Alexander Securities Corporation as of December 31, 2003.

(A) - Adjustment of Depreciation



RONALD MINDA
C.P.A. CHARTERED

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
Archer Alexander Securities Corporation
Overland Park, Kansas

In planning and performing my audit of the financial statements of Archer Alexander Securities Corporation for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Archer Alexander Securities Corporation that I considered relevant to the objectives stated in Rule 17a-5(g). I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 Section (k)(2)(ii). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-

mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely of Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 18, 2004

12